PROPOSED FORM OF NOTICE

                                   Exhibit G-1

SECURITIES AND EXCHANGE COMMISSION

(Release No.   -           )

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act")


Unitil Corporation et al.  (70-    )

Unitil Corporation ("Unitil"), 6 Liberty Lane West, Hampton, New Hampshire, 03842-1270, a registered holding company under the Act, and its wholly owned subsidiary companies, Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Energy Systems, Inc., Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc. and Unitil Service Corp. (the "Subsidiaries" or "Money Pool Participants" and together with Unitil the "Applicants") have filed an application-declaration under Sections 6(b), 7, 9(a), 10 and 12(b) of the Act and Rules 43 and 45 thereunder.

By order dated June 9, 2000 (HCAR No. 27182), Applicants were authorized to make unsecured short-term borrowings and to operate a systems money pool ("Money Pool") through Jun 30, 2003. The Applicants now request authority to make additional short-term borrowings and extend the operation of the Money Pool through June 30, 2006 ("Authorization Period").

Unitil requests authorization for short-term borrowing on a revolving basis under current and proposed unsecured facilities from certain banks up to an aggregate amount of $55,000,000 for a period of time through June 30, 2006.

In addition, Fitchburg requests authorization for short-term borrowings from any source, including the Money Pool, in an aggregate principal amount at any one time outstanding not to exceed $35,000,000 for a period of time through June 30, 2006.

Unitil believes that an increase to its borrowing authority is beneficial because it will allow the company to respond to increased working capital requirements as a result of commodity volatility and restructuring charges, as well as necessary facility system improvements and growth.

Unitil's existing and proposed borrowing arrangements will provide for borrowings at (1) "base" or "prime" rates publicly announced by a bank as the rate charged on loans to its most creditworthy business firms; or (2) "money market" rates (market-based rates that are generally lower than base or prime rates, made available by banks on an offering or "when available" basis). In addition, borrowings may be based on the daily federal funds rate. Borrowings under the credit arrangements will mature not more than nine months from the date of issue. In the future, the Company may choose to formalize its banking relationship with its banks through a

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syndicated credit facility. The duration of any such facility would not exceed
365 days. Unitil expects to use the proceeds from the requested borrowings for
(1) loans or advances to subsidiaries through the money pool; (2) payment of outstanding indebtedness; (3) short-term cash needs that may arise due to payment timing differences; and (4) other general corporate purposes.

Any of the proposed short-term borrowings by Fitchburg from commercial banks will be under terms and conditions substantially similar to those of the borrowing arrangements between Unitil and its commercial bank lenders, described above. Fitchburg will use the proceeds from these borrowings to meet working capital requirements, provide interim financing for construction expenditures, and to meet debt and preferred stock sinking fund requirements.

In connection with the continued use of the Money Pool by the Applicants pursuant to the Cash Pooling and Loan Agreement ("Pooling Agreement") among Unitil and the Money Pool Participants dated as of February 1, 1985, as amended, Fitchburg requests authorization to make loans to the other Money Pool Participants and incur borrowings from Unitil and the other Money Pool Participants, and the Applicants request authorization to make loans to Fitchburg, both through June 30, 2006. Under the Pooling Agreement, Unitil and the Subsidiaries invest their surplus funds, and the Subsidiaries borrow funds, from the money pool. Unitil Service administers the money pool on an "at cost" basis. The purpose of the Money Pool is to provide the Subsidiaries with internal and external funds and to invest surplus funds of Unitil and the Subsidiaries in short-term money market instruments. The Applicants state that the Money Pool provides the Subsidiaries with lower short-term borrowing costs due to elimination of banking fees; a mechanism to earn a higher return on interest from surplus funds that are loaned to other Subsidiaries; and decreased reliance on external funding sources.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.